SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: November 12, 2008

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid - Spain
(Address of principal executive offices)
________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

This Form 6-K consists of (i) an Underwriting Agreement among Banco Santander, S.A., Banc of America Securities Limited, Merrill Lynch International, Santander Investment, S.A., Credit Suisse Securities (Europe) Limited, Calyon, Sucursal en España and Fox-Pitt, Kelton Limited, dated November 9, 2008, and (ii) an Agency Agreement between Banco Santander, S.A. and Santander Investment, S.A., dated November 9, 2008 (together with an English translation), both of which appear as exhibits hereto and are incorporated into this Form 6-K as if set forth in full herein. The Underwriting Agreement and Agency Agreement above are filed herewith as exhibits to the Registration Statement of Banco Santander, S.A. on Form F-3 filed on November 10, 2008 (File No. 333-155247).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1
Underwriting Agreement among Banco Santander, S.A., Banc of America Securities Limited, Merrill Lynch International, Santander Investment, S.A., Credit Suisse Securities (Europe) Limited, Calyon, Sucursal en España and Fox-Pitt, Kelton Limited, dated November 9, 2008

4.1	Agency Agreement between Banco Santander, S.A. and Santander Investment, S.A., dated November 9, 2008, with English translation

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (Registration Number: 333-155247) of Banco Santander, S.A. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER, S.A.

By:	/s/ José Antonio Álvarez
	Name:	José Antonio Álvarez
	Title:	Chief Financial Officer

Date: November 12, 2008